Exhibit 23

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Registration Statement of Triplecrown Acquisition Corp. (a development stage company) on Form S-1 filed pursuant to Rule 462(b) of the Securities Act of 1933, as amended, of our report dated September 21, 2007, which includes an explanatory paragraph as to a substantial doubt about the Company’s ability to continue as a going concern, with respect to our audit of the financial statements of Triplecrown Acquisition Corp. (a development stage company) as of June 30, 2007 and for the period from June 8, 2007 (inception) to June 30, 2007, which report appears in the Prospectus, which is part of the Registration Statement on Form S-1, File No. 333-144523 and to the reference therein to our Firm under the heading “Experts.”

/s/ Marcum & Kliegman LLP

Melville, New York

October 22, 2007